November 12, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Trendwest Resorts, Inc.
         CIK:  1021252
         Commission File No. 333-64660 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Trendwest Resorts, Inc., an Oregon corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-2, together with all exhibits and amendments thereto, Commission File No. 333-64660 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 5, 2001.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, without par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $86,250,000. Based upon changed circumstances regarding the securities markets, the Registrant has determined at this time not to pursue the public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement. Registrant does reserve the right to undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact David R. Wilson or Noelle Cooper of Heller Ehrman White & McAuliffe LLP, legal counsel to the Registrant in connection with the Registration Statement, at (206) 447-0900.

                                                     Sincerely,

                                                     TRENDWEST RESORTS, INC.


                                                     /s/ Timothy P. O'Neil
                                                     Timothy P. O'Neil